Maketto, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
4000 Restaurant/Retail Income	
40001 Bakery	57,724.78
40002 Beer	19,811.18
40003 Coffee Retail	14,968.60
40004 Coffee	124,187.28
40005 Food	1,082,124.27
40006 Liquor	98,116.65
40007 NA Beverage	7,145.50
40008 Retail	69,467.58
40009 Staff Meals Income	32.00
40010 Wine	34,436.00
40099 Refunds	-2,061.96
4996 Discounts	-169.00
49961 Bakery Discount	-1,698.45
49962 Beer Discount	-383.96
49963 Coffee Discount	-7,255.76
49964 Coffee Retail Discount	-329.45
49965 Food Discounts	-34,153.48
49966 Liquor Discount	-1,577.06
49967 NA Bev Discounts	-141.69
49968 Retail Discount	-11,753.25
49969 Wine Discounts	-835.56
Total 4996 Discounts	**-58,297.66**
Total 4000 Restaurant/Retail Income	**1,447,654.22**
4100 Event Income	1,000.00
41001 Basic Event Revenue	22,650.00
Event Additions	243.48
Event Food	3,921.00
Event Wine	408.00
Total 4100 Event Income	**28,222.48**
4200 Wholesale Revenue	
42001 Wholesale Alcohol Revenue	1,872.00
Wholesale Bakery Revenue	180.00
Wholesale Grocery Revenue	450.00
Wholesale Prep Foods Revenue	3,403.71
Total 4200 Wholesale Revenue	**5,905.71**
4994 Sales Returns & Allowances	-203.00
Reimbursement Income	380.52
Uncategorized Income	127.44
Total Income	**$1,482,087.37**

Maketto, LLC

Profit and Loss
January - December 2020

	TOTAL
Cost of Goods Sold	
5000 Cost of Goods Sold	-152.00
50001 Beer	6,373.91
50002 Coffee	-5.00
500021 Coffee Beans	30,537.94
500022 Coffee Retail	7,527.35
500023 Coffee Add-ons	11,924.86
500024 Coffee Supplies	6,263.16
500025 Coffee Wholesale Cost	80.27
Total 50002 Coffee	**56,328.58**
50003 Food	-138.69
500031 Dairy	21,954.15
500032 Fish	28,940.82
500033 Ingredients/Dry Goods	88,700.99
500034 Meat	105,763.35
500035 Noodles	13,738.85
500036 Produce	111,109.81
Total 50003 Food	**370,069.28**
50004 Liquor	20,949.52
50005 Retail Items	30,478.24
500052 Shopify Charges	166.44
Total 50005 Retail Items	**30,644.68**
50006 Non-alcoholic Beverages	5,515.13
50007 Wine	17,496.09
50008 Catering	
500082 Catering Coffee	167.00
500083 Catering Food	15,124.36
500085 Catering NAB	56.20
Total 50008 Catering	**15,347.56**
Total 5000 Cost of Goods Sold	**522,572.75**
5200 Delivery Costs	110.00
52002 Caviar	18,089.94
52003 DoorDash	9,229.59
52004 Grubhub	17,927.33
52005 Postmates	16,196.88
52006 Uber Eats	17,936.76
Total 5200 Delivery Costs	**79,490.50**
Total Cost of Goods Sold	**$602,063.25**
GROSS PROFIT	**$880,024.12**

Maketto, LLC

Profit and Loss
January - December 2020

	TOTAL
Expenses	
6000 Salaries & Wages	-98.87
60001 Administrative Support	12,757.72
60002 BOH	
600022 Bakery Counter	0.00
600023 Kitchen	98.73
600024 Kitchen & Bakery	215,836.41
Total 60002 BOH	**215,935.14**
60004 FOH	
600041 Bar	19,833.56
600045 Cafe	13,040.36
600046 Host	0.00
600048 Server	2,292.63
Total 60004 FOH	**35,166.55**
60005 Management	
600051 BOH Management	50,961.05
600052 FOH Management	118,963.66
Total 60005 Management	**169,924.71**
60006 Retail Staff	4,151.16
60007 Support Staff	22,976.39
60009 COVID - Wages Paid	1,764.00
Total 6000 Salaries & Wages	**462,576.80**
6002 Payroll Accrual Adjustments	-4,439.38
6100 Employee Benefits	
61001 Medical Insurance	36,759.10
61002 Life Insurance	24.81
61003 Employee Meals	122.57
61006 Workers Comp Insurance	7,128.32
Total 6100 Employee Benefits	**44,034.80**
6300 Marketing, Promo & Advertising	
63001 Website	47.49
63002 Advertising	4,490.62
63005 Promotional Materials	758.20
Total 6300 Marketing, Promo & Advertising	**5,296.31**
6400 General & Administrative	
64001 Bank Fees	1,798.90
640012 Payment Processing Fees	37,053.74
Merchant Fees (deleted)	3,651.68
Total 64001 Bank Fees	**42,504.32**

Maketto, LLC

Profit and Loss
January - December 2020

	TOTAL
64002 Computer and Internet Expenses	
640021 Computer Hardware & Purchased Software (<$500)	438.66
640022 Subscription Software	754.78
Total 64002 Computer and Internet Expenses	**1,193.44**
64003 Insurance	746.84
640031 Business Liability	13,748.25
Total 64003 Insurance	**14,495.09**
64004 Office Expenses	
640041 Postage & Delivery	262.56
640042 Office Supplies	8,475.70
640043 Furniture & Equipment (>$500)	9,165.88
640044 Dues & Subscriptions	17,407.64
640047 COVID Testing	11,400.00
640049 Over/short	-6,829.99
Total 64004 Office Expenses	**39,881.79**
64005 Equipment Rental	7,414.33
64006 Supplies & Materials	
640061 Uniforms	71.21
640062 Silverware & Tableware	625.81
640063 Kitchen Supplies	32,601.83
640064 Restaurant & Bar Supplies	12,303.07
640065 General Supplies	16,016.34
640066 Flowers & Decorations	195.00
640067 Retail Supplies	57.70
640068 Cleaning Supplies	10,210.12
640069 Packaging	
6400691 Restaurant Packaging Supplies	25,888.99
Total 640069 Packaging	**25,888.99**
640070 Laundry, Linen, & Dry Cleaning	9,073.08
Total 64006 Supplies & Materials	**107,043.15**
64008 Occupancy Costs	
640081 Rent	109,846.13
640082 Electric	21,560.97
640083 Gas	14,934.79
640084 Telephone & Internet	3,930.35
640085 Water	18,825.14
640086 Trash Removal	4,546.67
640088 Security Alarm	194.48
640089 Pest Control	5,586.20
Total 64008 Occupancy Costs	**179,424.73**
64009 Meals	3,509.26

	TOTAL
64010 Repairs & Maintenance	4,307.68
640101 Maintenance	8,075.46
640102 Equipment Repairs	12,736.49
640104 Cleaning	590.00
Total 64010 Repairs & Maintenance	**25,709.63**
64011 Reimbursables	540.95
64012 Travel	9,338.51
64014 Special Event Expenses	4,654.43
64999 Miscellaneous	584.11
Customer Refund	269.22
Total 6400 General & Administrative	**436,562.96**
6500 Taxes and Licenses	
65001 Certs, Licenses & Permits	2,945.00
65004 State Taxes Paid	1,000.00
65006 DC PPR	700.00
Total 6500 Taxes and Licenses	**4,645.00**
6600 Professional Services	
66001 Legal	5,000.00
66002 Consultants	800.00
66003 Accounting	28,481.50
66004 Casual Labor	-1,097.77
660041 Bar	7,240.09
660042 Barista	542.19
660043 Catering	27,694.80
660045 FOH Management	1,038.55
660047 Kitchen & Bakery	123,159.92
660048 Retail	270.40
660049 Server	34,757.10
660050 Support Staff	8,639.56
Total 66004 Casual Labor	**202,244.84**
66009 Special Event Labor	500.50
66012 Payroll Processing Fees	5,123.95
Guaranteed Payment - Will Sharp	9,250.00
Total 6600 Professional Services	**251,400.79**
6699 Casual Labor Accruals	245.88
6800 Payroll Tax Expense	418.45
68001 FICA	18,134.15
68002 Federal Unemployment Tax	401.41
68003 State Unemployment Tax	5,555.83
68004 DC Paid Family Leave	1,096.25
Total 6800 Payroll Tax Expense	**25,606.09**

Maketto, LLC

Profit and Loss
January - December 2020

	TOTAL
Bad Debt	17,741.41
Charitable Contributions	1,840.00
Payroll Taxes	21,746.68
Uncategorized Expense	13,351.32
Total Expenses	**$1,280,608.66**
NET OPERATING INCOME	**$ -400,584.54**
Other Income	
8100 Other Income	331,583.98
Total Other Income	**$331,583.98**
Other Expenses	
9000 Other Expenses	
90001 Prior Period Adjustments	-25,322.76
90002 Previous Period Expenses	10,465.23
90003 Previous Year Expenses	57,501.94
90004 Interest Expense	12,363.63
90009 Penalties & Interest	54.73
Total 9000 Other Expenses	**55,062.77**
Amortization	23,308.00
Depreciation	145,650.00
Total Other Expenses	**$224,020.77**
NET OTHER INCOME	**$107,563.21**
NET INCOME	**$ -293,021.33**